[redacted]

SECURI 15047744 ISSION

...gton, D.C. 20549

CM

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SEC FILE NUMBER
8- 67550

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Meadowvale Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue 17th Floor

(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Matchett **(646) 873-6271**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith K. Zhen, CPA

(Name – *if individual, state last, first, middle name*)

2070 West 6th Street	**Brooklyn**	**New York**	**11223**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Karl Lohwater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meadowvale Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karl W Lohwater

Signature

FINOP

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEADOWVALE ADVISORS, LLC

Financial Statements and Supplemental Schedules

December 31, 2014

MEADOWVALE ADVISORS, LLC

DECEMBER 31, 2014

INDEX

KEITH K. ZHEN, CPA
CERTIFIED PUBLIC ACCOUNTANT
2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (347) 408-0693 • FAX (347) 602-4686 • EMAIL KEITHZHEN@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Meadowvale Advisors, LLC
New York, NY

Gentlemen:

We have audited the accompanying financial statements of Meadowvale Advisors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Meadowvale Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Meadowvale Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Meadowvale Advisors, LLC's financial statements. The supplemental information is the responsibility of Meadowvale Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

February 27, 2015

MEADOWVALE ADVISORS, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2014

ASSETS		
Cash	$	32,447
Receivable from broker dealer		3,983
Accounts receivable		2,780
Prepaid expenses		1,165
TOTAL ASSETS	$	40,375
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	19,823
TOTAL LIABILITIES		19,823
Commitments and contingent liabilities (Note 5)		-
Members' equity		20,552
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	40,375

The accompanying notes are an integral part of these financial statements.

MEADOWVALE ADVISORS, LLC

STATEMENT OF REVENUES AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions	$	17,500
Advisory fees		22,940
Private Placement fees		57,243
Other		4,673
Total Revenue		102,356
Expenses:		
Communications		54,731
Professional fees		52,126
Traders compensation		32,000
Registered representatives		31,493
Rent		10,722
Regulatory fees		8,927
Travel and entertainment		8,465
Miscellaneous		7,605
License, Fees, Taxes		1,550
Guaranteed Payments		1,000
Total Expenses		208,619
Net loss	$	(106,263)

The accompanying notes are an integral part of these financial statements.

MEADOWVALE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Members' equity at January 1, 2014	$	14,115
Net loss		(106,263)
Member contributions		112,700
Member distributions		-
Members' equity at December 31, 2014	$	20,552

The accompanying notes are an integral part of these financial statements.

MEADOWVALE ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Increase (Decrease) in cash

Net loss	$	(106,263)
Changes in operating assets and liabilities:		
(Increase) in due from broker dealers		(3,983)
(Increase) in accounts receivable		(2,780)
Decrease in prepaid expenses		1,164
Increase in accounts payable		5,799
Total adjustments		200
NET CASH USED BY OPERATING ACTIVITIES		(106,063)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		112,700
Member distributions		-
CASH PROVIDED BY FINANCING ACTIVITIES		112,700
NET INCREASE IN CASH		6,637
CASH		
Beginning of year		25,810
End of year	$	32,447

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Meadowvale Advisors, LLC (formerly Matchett Capital, LLC) (the "Company"), was formed as a New York limited liability company on September 7, 2006, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on May 7, 2007. During 2014 the Company became registered with the Commodity Futures Trading Commission ("CFTC") as a commodity trading advisor and a commodity pool operator, and became a member of the National Futures Association ("NFA").

Nature of Business

The Company earns referral fee income by referring customers to AVM, L.P. The Company also earns fees from doing private placements of securities on a best efforts basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Referral fees earned by business directed to AVM, L.P. are recorded as they are earned. Referral fees are earned when AVM confirms the trades from a referred customer to the Company. Private Placement fee income is recorded upon the closing of each deal. Other fees are recorded as revenue when received.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The Company has no assets or liabilities that are measured at fair value on a recurring basis.

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as the Company is a limited liability company and these taxes are the responsibility of the members.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis for an office location and a commodity trader location. Rental expenses for the year ended December 31, 2014 were $10,722.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $16,607 which was $11,607 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.19 to 1.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

MEADOWVALE ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:		
Member's equity		$ 20,552
Less non allowable assets:		
Prepaid expenses	1,165	
Accounts receivable	2,780	3,945
NET CAPITAL		$ 16,607
AGGREGATE INDEBTEDNESS, total liabilities		$ 19,823
MINIMUM NET CAPITAL REQUIRED (6.667% of aggregate indebtedness)		$ 1,322
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($16,607 - $5,000)		$ 11,607
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 19,823 / $ 16,607	119.37%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 PartIIA filing.

MEADOWVALE ADVISORS, LLC

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2014

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

MEADOWVALE ADVISORS LLC
521 FIFTH AVENUE 17TH FLOOR
NEW YORK, NY 10175

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2014

Meadowvale Advisors, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(i).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

Meadowvale Advisors, LLC

I, Karl Lohwater, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

Karl W Lohwater

Karl Lohwater, FINOP

2-27-15
Date

KEITH K. ZHEN, CPA
CERTIFIED PUBLIC ACCOUNTANT
2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (347) 408-0693 • FAX (347) 602-4686 • EMAIL KEITHZHEN@GMAIL.COM

Exemption Report Review

Board of Directors
Meadowvale Advisors LLC
New York, NY

Gentlemen:

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) Meadowvale Advisors, LLC. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meadowvale Advisors, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

February 27, 2015

MEADOWVALE ADVISORS, LLC

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.